Exhibit 99.22

1+1 Health Canada Sante Canada PRODUCER'S LICENCE LICENCE DE PRODUCTEUR AUTORISE Confom1ement a l'artide 35 du Reglement sur l'acces au cannabis a des Pursuant to section 35 of the Access to Cannabis for Medical Purposes Regulations this licence is issued to: fins medicales, Ia presente licence est delivree a: I 4491 1ih Sunnidale Concession a titre de producteur autorise a !'installation indiquee ci-haut, pour Ia conduite des operations suivantes pour les substances contrOiees suivantes. Quantite maximale de chanvre indien,exprimee en poids net a etre produite pendant Ia periode du1novembre 2016 au 31 avril2018: as a licensed producer at the site indicated above, for the conduct of the following activities for the following controlled substances. Maximum quantity of cannabis,expressed as the net weight, to be produced during the period from November 1,2016 to April 30, 2018: Quantite Maximale (/kg) Production Maximum quantity of cannabis,expressed as the net weight or units,to be sold or provided during the period from 1 November,2016 to April 30,2018: Quantite maximale de chanvre indei n,exprimee en poids net ou unites a etre produite,vendu ou fourni pendant Ia periode du 1 novembre 2016 au 31avril 2018: parties enumerees sous les paragraphes du RACFM a Substances Activity/Activite Maximum Quantity to be sold or provided to parties listed in each subsection of the ACMPR below Quantite Maximale a etre vendue ou fournie aux ci-dessous s. 22(2) s. 22(4) s.22(5) DRIED MARIHUANA I MARIHUANA SECHEE {KG) 181 Sale or ProvisionI Vente ou Foumiture 20 2480 N/A CANNABIS OIL I HUILE DE CANNABIS (KG) 181 Sale or Provision I Vente ou Fourniture 46 295 N/A CANNABIS RESIN/ RESINE DE CANNABIS 181 Sale or Provision I Vente ou Foumiture 46 N/A N/A MARIHUANA PLANTS I PLANTS DE MARIHUANA (UNITS/UNITES) 181 Sale or ProvisionI Vente ou Foumiture 1000 N/A 1000 MARIHUANA SEEDS I GRAINES DE MARIHUANA (KG) 181 Sale or Provision I Vente ou Foumiture 1 N/A 1 Director,Operations,Office of MedicalCannabis,CLRB,for and on behalf of the Minister of Health Directeur,Operations,Bureau de cannabis medical, DGLRC, pour le Ministre de Ia Sante Canad Substances Activity/Activite Maximum Quantity (kg) I 181 ProductionI 2500 DRIEP MARIHUANA I MARIHUANA SECHEE CANNABIS OIL I HUILE DE CANNABIS 181 Production I Production 341 CANNABIS RESIN/ RESINE DE CANNABIS 181 Production I Production 46 FRESr MARIHUANA I MARIHUANA FRAiCHE 0 ProductionI Production N/A PEACE NATURALS PROJECT INC. Stayner, ON LOM 1SO, CANADA Region Ill Licence No. - N° de licence 10-MM0017/2016

1+1 Health Sante cc ::I Q) 0 2:-0 c:= c.•Q> .ex 5l-Q) . ·-.... <J) Q) 0 :::1 Q) o.Q .Q,&l roc. 0 ::I 0 :::1 2.:= Vl Q) 0 .C X ·· Canada Canada Building 1/Batiment 1 Areas Where Cannabis is Present I Zones de !'installation ou du chanvre indien est present: Laboratory, Finishing and Packaging, Room F, G and Room H,Vault, Cultivation /Production area:Room A, B, C, D, E, and M. Storage Area I Aire de Stockage:Level 7 (Vault), Level 2 (refrigerator), Level 1 (Bin) Substances/Substances Activities/Activites ""2 c .Q ,g -0 o::I :::1-o "Oo 0 .... Q:O.. c :!!! > 0 .... ::I t....a>=:= o..-c c .... .... Q) ::I O > 0 Q> .._ U.. (ij (/) --.Q - <J) <J) Q) Vl <J) <J) <J) 0 0.. - c Ol.Q ·a."0 ·-c. Cl)w -c-.Q t:: -o 0 c c.ro <J) .... I-I- - c > ro Qj - 0-l j 0 ::I :::1 .... .!=(j) <J)Q) IDRIED MARIHUANA I MARIHUANA SECHEE [8J [8J [8J [8J [8J [8J [8J MARIHUANA PLANTS I PLANTS DE MARIHUANA [8J [8J [8J [8J [8J [8J [8J MARIHUANA SEEDS I GRAINES DE MARIHUANA [8J [8J [8J [8J [8J [8J [8J ICANNABIS OIL I HUILE DE CANNABIS [8J [8J [8J [8J [8J [8J [8J CANNABIS RESIN/ RESINE DE CANNABIS [8J [8J [8J [8J [8J [8J [8J ICANNABINOL I CANNABINOL 0 0 [8J 0 0 0 [8J ICANNABIDIOL I CANNABIDIOL 0 0 [8J 0 0 0 [8J DELTA-B-TETRAHYDROCANNABINOL I DELTA-8-TETRAHYDROCANNABINOL 0 0 [8J 0 0 0 [8J DELTA-9-TETRAHYDROCANNABINOL I DELTA-9-TETRAHYDROCANNABINOL 0 D [8J 0 D 0 [8J Building 2/Batiment 2 Areas Where Cannabis is Present I Zones de !'installation ou du chanvre indien est present: Room 2A, Room 2C, Room 2E Storage Area I Aire de Stockage: No Security Level Substances/Substances Activities/Activites ""2 c .Q ,&l -o :::1-o "Oo 0 .... Q:O.. c :!!! > 0 .... 0'-Q) .-:=::=1 o..-c c .... .... Q) :::1 0 > 0 Q) .._ U.. (ij (/) -c-c ·-<J) <J) <J) Vl Q) Q) Vl <J) Vl <J) 0 0.. - c g "2::al ·-c. C/)W -c-.Q t:: -o t::<J) 0 c C. ro <J) .... I-I- - c 2:'0 Q). > ro =a3 . 0-l ""2 c -o -U> I MARIHUANA PLANTS I PLANTS DE MARIHUANA [8J [8J [8J [8J [8J [8J [8J MARIHUANA SEEDS I GRAINES DE MARIHUANA [8J [8J [8J [8J [8J [8J [8J L--Director, Operations, Office of Medical Cannabis,CLRB, for and on behalf of the Minister of Health Directeur, Operations, Bureau de cannabis medci al, DGLRC, pour le Ministre de Ia Sante Canad

1+1 Health Canada Sante Canada substances autorisees a Ia vente sous cette licence, a ou de Ia part de, d'autres producteurs autorises a condition que le produit en vrac n'a pas deja complete 1e formulaire de transaction en vrac entre producteurs autorises et l'ait soumis a Sante Canada au minimum dix jours ouvrables a /'avance de compliance verification prior to sale./ Pour un client ou une personne responsable au nom du client, l'activite de vente de l'huile de cannabis se limite a le 15 octobre 2015. Tout changement apporte a un produit a base d'huile de cannabis destine a Ia vente ou aux methodes d'extraction employees pour jours ouvrables a l'avance de chaque expeditions, pour toutes les ventes ou fournitures de substances autorises sous cette licence aux distributeurs the destruc ·on procedures inspected on July 27, 2016 and in accordance with the requirements under section 30 of the ACMPR. I Le cannabis destine a or before the 151 of every month for the previous month/ Veui/lez noter que le rapport mensuel qui doit etre etabli conformement au submitted Effective dte of the licence: Date de prise d'effet de Ia licence: 1 novembre 2016 November 1, 2016 1 This licence expires: April 30, 2018 La presente licence expire: 30 avril 2018 a Director,Operations, Office of Medical Cannabis, CLRB, for and on behalf of the Minister of Health Directeur, Operations, Bureau de cannabis medical, DGLRC, pour le Ministre de Ia Sante Canad Conditions and Remarks I Conditions et Commentaires : This licence is restricted, in addition to all other applicable conditions,in that the substances inventory (at any given time) cannot exceed a maximum storage capacity value $ 6,250,000 for the security level 7 vault, $ 2,500.00 for the security level 2 refrigerator, and $ 500.00 for the security level1 bin I Cette licence est restreinte, en plus des autres conditions qui s'appliquent, du fait que l'inventaire des substances (en tout temps) ne peut depasser une valeur maxifl1ale de capacite de stockage de 6 250 000 $, pour Ia voOte de niveau de securite 7, de 2 500 $pour le refrigerateur de niveau de securite 2, et de 500 $1pour le panier de niveau de securite 1. This licensed producer may transfer or receive bulk shipments of substances authorized for sale under this licence to/from other licenced producers provided th<rt the bulk product has not already been packaged into immediate containers for provision or sale under s.22(4) of the ACMPR and on the condition tt the licenced producer has completed the Licenced Producer Bulk Transfer Transaction Form and has provided it to Health Canada at a minimum t business days in advance of each planned shipment. I Ce producteur autorise peut transferer ou recevoir des expeditions en vrac de ete emballes dans le contenant immediat pour Ia vente ou fourniture sous le paragraphe 22(4) du RACM eta condition que le producteur autorise ait chaque exp1edition prevu. For a client or an individualwho is responsible for the client, the sale activity of cannabis oil is limited to the sale of the final packaged product: Bottled cannabis oil produced using cannabis cold water extraction and cannabis infusion into carrier oil, as inspected by Health Canada on October 15, 2015. Any changto the cannabis oil products intended for sale or to the extraction method(s) used to produce them must be submitted to Health Canada for Ia vente du roduit final emballe : huile de cannabis en bouteille produite par extraction C02 dans l'huile de support tel que inspecte par Sante Canada le fabriquer ldoit etre soumis a Sante Canada avant Ia vente afin d'en verifier Ia conformite. This licensed producer must notify Health Canada, at a minimum 10 business days in advance, of each planned shipment for all sales or provisions of substances!listed on this licence to licensed dealers for purposes other than testing. I Ce producteur autorise doit aviser Sante Canada, au moin dix autorisee pbur des fins autres que pour les essais. Cannabis dr;stined for destruction must be stored in a designated storage area with a security level. The destruction method must be conducted as per Ia destructi n doit etre stocke dans un cadre de securite avec un niveau de securite. La methode de destruction doit etre effectuee selon Ia procedure de destruct/an qui a ete inspecte le 27 juillet 2016, et en conformite avec les exigences de /'article 30 du RACM. The monthll report that must be prepared in accordance with the guidance document entitled Licensed P;oducers Reporting Requirements and h documentorientation intitule. Exigences en matiere de production de rapports des producteurs autorises et qui doit etre presente au plus tard le 15 de chaque mots pour le mois precedent.